Source   MARKET NEWS
Date 01/28/2005
Time 03:26:35 AM
Company   Derek Oil & Gas Corporation
Title Important
Update regarding Toronto Financial For

   DMIS Processed No CDNX Symbol: DRK
Exchange: VSE   Symbol: DRK
Exchange: Symbol:
Exchange: Symbol:

Press Release

1[200/News Release] DRK V DEREK OIL & GAS CORP JAN 28 2005 03:04
AM Important
Update regarding Toronto Financial Forum Conference   --->@NEWS
RELEASE DEREK
OIL & GAS CORP ("DRK-V")
- Important Update regarding Toronto Financial Forum Conference

Dear Valued Shareholders & Savvy Investors:

In addition to Derek Oil & Gas Corporation presentations already
planned, Mr. Barry Ehrl (and possibly an additional surprise speaker!)
will
be the featured speaker at a 45 minute presentation entitled "Invest
in a
Small Cap Company - Derek Oil & Gas" at the following Financial Forum
site
location:

Sunday, January 30, 2005; 9:15 a.m. to 10:00 am
Seminar Workshop Room 205 -B

Derek Oil & Gas Corporation ("Derek") also invites you to visit our
corporate booth (#624) and members of our management team at the
Financial
Forum conference in the Metro Toronto Convention Center from January
27th
to January 30th, 2005 to discuss investment opportunities.

For your Complimentary VIP pass please call Erica Bears (604) 374-1107

and she will meet you at the front entrance to the Financial Forum with
a
Complimentary Pass.

We look forward to seeing you there!

Sincerely, Erica Bearss
VP Corporate Communications
Cell: 604-374-1107

TOLL FREE: 1-888-756-0066   DEREK Oil & Gas Corp.
TEL: 604-331-1757
FAX: 604-669-5193
WEBSITE: www.derekoilandgas.com

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